

11008060

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2008 to December 31, 2010

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from ______________________ to ______________________

Commission file number 1-3011

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the two fiscal years of the plan (or such lesser period as the plan has in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01-.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933.The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Valspar Profit Sharing Plan
Valspar Savings and Retirement Plan
The Valspar 401(k) Plan for Hourly Employees

Date 6/29/11

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

valspar

Exhibit 99.1I

CERTIFICATION PURSUANT TO
18 U.S.C. ss. 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Valspar Corporation 401 (k) Employee Plan for Hourly Employees, Valspar Corporation Savings & Retirement Plan and the Valspar Profit Sharing Plan on form 11-K for the year ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Tyler N. Treat, the Chair of the Benefits Administrative Committee of The Valspar Corporation, certify, pursuant to 18 U.S.C. ss. 1350 as adopted pursuant to section 906 of the Sarbanes-Oxley Action of 2002, that:

1. The Report fully complies with the requirements of Section 13 (a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the report fairly presents, in all material respects, the net assets available for benefits of the Plans.

Date: 6/29/11

By: [signature]

Tyler N. Treat
Chair of Benefits Administrative
Committee of The Valspar Corporation

Valspar Profit Sharing Plan

Financial Report
April 30, 2010



McGladrey & Pullen, LLP
Certified Public Accountants

Contents

McGladrey & Pullen, LLP
Certified Public Accountants



Report of Independent Registered Public Accounting Firm

To the Administrative Committee and Plan Trustees
Valspar Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Valspar Profit Sharing Plan (the Plan) as of April 30, 2010, and December 31, 2009, and the related statement of changes in net assets available for benefits for the four-month period ended April 30, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 30, 2010, and December 31, 2009, and the changes in net assets available for benefits for the four-month period ended April 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Board of Directors of The Valspar Corporation, the Plan's sponsor, elected to merge the Plan into the Valspar Savings and Retirement Plan by April 30, 2010.

McGladrey & Pullen, LLP

Minneapolis, Minnesota
June 29, 2011

Valspar Profit Sharing Plan

Statements of Net Assets Available for Benefits
April 30, 2010 and December 31, 2009

	April 30, 2010	December 31, 2009
Investments, at fair value (Notes 2 – 4):		
Interest in The Valspar Corporation Master Trust	$ -	$ 8,090,064
Employer contributions receivable	-	149,850
Notes from participants (Note 1)	-	11,973
Net assets available for benefits, at fair value	-	8,251,887
Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 2)	-	25,488
Net assets available for benefits	$ -	$ 8,277,375

See Notes to Financial Statements.

Valspar Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
Four-Month Period Ended April 30, 2010

(Note 1)	
Interest in investment income of The Valspar Corporation Master Trust (Note 3)	$ 544,555
Interest income from notes receivable from participants	340
Total additions	544,895
Distributions to participants	(576,290)
Administrative costs	(1,944)
Net decrease before transfers	(33,339)
Transfers to other Valspar plans (Note 1)	(8,244,036)
Net decrease after transfers	(8,277,375)
Net assets available for benefits:	
Beginning of year	8,277,375
End of year	$ -

See Notes to Financial Statements.

Note 1. Description of the Plan

The following brief description of Valspar Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General: The Valspar Corporation (the Company) established the Plan to provide retirement and other benefits for all employees and beneficiaries. Due to changes made in the past, employees of the Rockford, Illinois, facility who were not participants in The Valspar Corporation Savings and Retirement Plan were eligible to participate in the Plan upon satisfaction of the eligibility requirements. The Plan was a defined-contribution plan and was subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Company had appointed Fidelity Management Trust Company (Fidelity or the Trustee) to be the trustee of the Plan.

Plan merger and transfer of assets: On January 1, 2008, the Company approved the merger of the Plan with the Valspar Savings and Retirement Plan. The remaining employees in the Plan were primarily subject to a collective bargaining agreement in the Rockford, Illinois, facility. The collective bargaining agreement was renewed on November 15, 2009, and contained provisions for participation in the Valspar Savings and Retirement Plan. Effective January 1, 2010, all employee and employer contributions for eligible employees were made to the Valspar Savings and Retirement Plan. All assets of the Plan were transferred by April 30, 2010, with all dividends paid by that date.

Eligibility: Individuals employed in the Rockford, Illinois, facility prior to January 1, 2010, who were part of a collective bargaining agreement were eligible for participation in the Plan.

Contributions: Effective January 1, 2010, all employee and employer contributions were made to the Valspar Savings and Retirement Plan or the Valspar 401(k) Plan for Hourly Employees.

Vesting: Employee contributions vested immediately, and Company contributions vested after three years of service (except for instances when participants attained the normal retirement age or reached age 60, were terminated (i) on account of permanent disability or (ii) on account of elimination of the participant's job, or upon death, under which circumstances the participant became immediately vested). All contributions vested immediately upon the April 30, 2010, merger.

Forfeitures resulting from the termination of plan participants with less than 100 percent vesting reduced the Company's contributions in the year of forfeiture. There were no significant forfeitures outstanding at December 31, 2009.

Investment options: Participants had the option to allocate plan contributions among several investment options, including the common stock of the Company. All choices varied in type of investments, rate of return and investment risk. Participants could elect to have all or part of their account balances and contributions invested in one fund, transferred to another fund, or in any combination.

Participant accounts: Each participant's account was credited with the participant's and Company's contributions and an allocation of plan earnings. Allocations were based on participants' earnings and account balances, as defined in the plan document.

Dividends: Dividends on Company stock were either reinvested in The Valspar Corporation Stock Fund or distributed to participants.

Note 1. Description of the Plan (Continued)

Distributions to participants: Participants elected to receive benefits in the form of a lump-sum distribution, an in-kind distribution of employer securities, a direct rollover to an IRA account or another qualified employee benefit plan, or in a series of installments over the life expectancy of the participant or joint life expectancies of such participant and such participant's designated beneficiary. However, according to the Plan, benefits were paid in the form of a lump-sum distribution in the event that the participant's vested account balance did not exceed $5,000.

Notes from participants: Participants were permitted to borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of the vested balance. The repayment period was not to exceed 60 months. The notes were secured by the balance in the participant's account with interest charged at a rate of prime plus 1 percent. Interest rates ranged from 4.25 percent to 9.25 percent at April 30, 2010, the date of transfer. In connection with the plan merger, participant notes were transferred to either the Valspar Savings and Retirement Plan or the Valspar 401(k) Plan for Hourly Employees.

In September 2010, the Financial Accounting Standards Board (FASB) issued an amendment that provides guidance on how loans to participants should be classified and measured by defined-contribution pension plans. This amendment requires that participant loans be classified as notes from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This amendment requires retrospective application to all periods presented. It was adopted for the four-month period ended April 30, 2010, and retrospectively applied to December 31, 2009. Prior-year amounts and disclosures have been revised to reflect the retrospective application of adopting this new amendment. The adoption resulted in a reclassification of participant loans totaling $11,973 from investments to notes from participants as of December 31, 2009. There was no impact on the net assets as of April 30, 2010, or December 31, 2009, as a result of this adoption.

Termination of the Plan: Once all plan assets were transferred out to the other plans on April 30, 2010, the Plan was terminated.

Plan administration: The Plan was administered by the Company, which absorbed a portion of the administrative costs of the Plan, with the Plan absorbing the major portion. The Trustee was responsible for holding the assets of the Plan and participant record keeping.

Note 2. Significant Accounting Policies

Basis of accounting: The accompanying financial statements reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note 2. Significant Accounting Policies (Continued)

Fully benefit-responsive investment contract: Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statements of net assets available for benefits as of December 31, 2009, presented the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value.

Investment valuation and income recognition: Investments in The Valspar Corporation Master Trust were stated at current fair value as determined by the Trustee, which held the various investments. Fair value was the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Interest income was recorded on the accrual basis, and dividends were recorded on the ex-dividend date. Realized gains and losses related to sales of investments were recorded on a trade-date basis. Investment income and expenses were allocated to the Plan based upon its pro rata share in the net assets of The Valspar Corporation Master Trust.

Tax status: The Plan obtained its latest determination letter on February 27, 2004, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (the Code). The Plan was amended after receiving the determination letter. However, the Plan Administrator believes the Plan was being operated under the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan. Management evaluated the Plan's tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements.

Subsequent events: The Plan Administrator has evaluated subsequent events through the date of the auditor's report, which is the date on which the financial statements were issued.

Note 3. Investments in The Valspar Corporation Master Trust

Investments of the Plan were held in The Valspar Corporation Master Trust (the Master Trust). The Master Trust also holds assets of Valspar Savings and Retirement Plan and Valspar 401(k) Plan for Hourly Employees. Fidelity serves as the trustee of the Master Trust.

The value of the Plan's interest in the Master Trust was based on the beginning of year value of the Plan's interest in the trust plus actual contributions and allocated investment income, less actual distributions and allocated administrative expenses. The Plan's interest in the fair value of the Master Trust was 1.6 percent on December 31, 2009. Investments in the Master Trust were determined on a unit-value basis as determined by Fidelity. The Plan's investment returns may not have approximated this percentage interest in returns of the Master Trust due to the mix of Master Trust investments held by the Plan.

Note 3. Investments in The Valspar Corporation Master Trust (Continued)

At December 31, 2009, approximately 43 percent of the Master Trust's net assets were invested in the common stock of The Valspar Corporation. The underlying value of the Valspar Corporation Stock Fund was dependent on the performance of The Valspar Corporation and the market's evaluation of such performance.

The fair values of investment funds of the Master Trust in which the Plan invested as of December 31, 2009, are as follows:

The Valspar Corporation Stock Fund	$220,326,464
Fully benefit-responsive contract:	
Fidelity Managed Income Portfolio II Fund	64,711,269
Common collective trust:	
Fidelity U.S. Equity Index Fund	28,191,880
Mutual funds:	
Dodge & Cox Stock Fund	36,817,462
Marsico Focus Fund	34,275,931
PIMCO Total Return Institutional Fund	-
Fidelity Diversified International Fund	29,298,403
Frontegra Iron Bridge SMID Fund	22,599,898
Western Asset Core Fund	19,717,261
Fidelity Freedom 2025 Fund	8,791,990
Fidelity Freedom 2010 Fund	7,711,133
Fidelity Freedom 2030 Fund	7,701,214
Fidelity Freedom 2020 Fund	7,019,699
Fidelity Freedom 2015 Fund	6,980,090
Fidelity Freedom 2035 Fund	6,006,281
Vanguard Total Bond Market Fund	4,350,974
Fidelity Freedom 2040 Fund	4,113,507
Fidelity Freedom 2045 Fund	3,302,899
Fidelity Freedom Income Fund	1,781,215
Fidelity Freedom 2050 Fund	1,143,489
T.R. Price Institutional U.S. Structured Research Fund	429,881
	$515,270,940

Note 4. Fair Value Measurements

Accounting guidance was recently issued that establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Note 4. Fair Value Measurements (Continued)

Level 2: Inputs to the valuation methodology include the following:

- Quoted prices for similar assets or liabilities in active markets
- Quoted prices for identical or similar assets or liabilities in inactive markets
- Inputs other than quoted prices that are observable for the asset or liability
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of valuation methodologies used for assets measured at fair value as of December 31, 2009.

The Valspar Corporation Stock Fund: The Valspar Corporation Stock Fund consisted primarily of shares of The Valspar Corporation common stock, valued at the closing price reported on the New York Stock Exchange. The fund also contained interest-bearing cash, miscellaneous receivables, and accrued income existing at period- or year-end, offset by the benefit payable in The Valspar Corporation common stock.

Fully benefit-responsive contract and common collective trust: The investment in the common collective trust (Fidelity U.S. Equity Index Fund) was recorded at the underlying net asset value per unit, which approximated fair value based on the audited financial statements of these funds. The investment in the fully benefit-responsive investment contract (Fidelity Managed Income Portfolio II Fund) was stated at fair value on the statement of net assets available for benefits, with an adjustment from fair value to contract value on that statement. Investment contracts are generally valued at contract value, rather than fair value, to the extent they are fully benefit-responsive. The fair value of the fully benefit-responsive investment contract was calculated using a discounted cash flow model which considered recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Mutual funds: Mutual funds were valued at the closing prices reported in the active markets in which securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4. Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust's investments at fair value as of December 31, 2009:

	Investments at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
The Valspar Corporation common stock	$ 220,326,464	$ -	$ -	$ 220,326,464
Fully benefit-responsive contract	-	64,711,269	-	64,711,269
Common collective trust	-	28,191,880	-	28,191,880
Mutual funds:				
Large cap funds	71,523,274	-	-	71,523,274
Balanced funds	54,551,517	-	-	54,551,517
International funds	29,298,403	-	-	29,298,403
Bond funds	24,068,235	-	-	24,068,235
Mid cap funds	22,599,898	-	-	22,599,898
Total Master Trust investments at fair value	$ 422,367,791	$ 92,903,149	$ -	$ 515,270,940

Note 5. Transactions With Parties in Interest

Origination and record-keeping fees for notes from participants were charged to the participants' individual accounts. During the years ended December 31, 2010 and 2009, the Master Trust purchased approximately 1,016,000 shares and 896,000 shares of common stock of the Company at a cost of approximately $31,207,000 and $18,451,000, respectively. Dividends on common stock of the Company received by the Master Trust totaled approximately $5,063,000 for the year ended December 31, 2010. These transactions are exempt party-in-interest transactions.

Certain plan investments were shares of mutual funds managed by Fidelity. Fidelity was the Trustee as defined by the Plan and, therefore, these transactions qualified as party-in-interest transactions. Administrative fees paid to the Trustee also qualified as party-in-interest transactions.

Note 6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009:

Net assets available for benefits per the financial statements	$ 8,277,375
Adjustment from fair value to contract value for fully benefit-responsive investment contract	(25,488)
Net assets available for benefits per Form 5500	$ 8,251,887

The following is a reconciliation of the Plan's net decrease in net assets available for benefits before transfers per the financial statement to the Form 5500 for the period ended April 30, 2010:

Net decrease in net assets available for benefits per the financial statement before transfers	$ (33,339)
Adjustment from fair value to contract value for fully benefit-responsive investment contract, beginning of year	25,488
Net decrease in net assets available for benefits per the Form 5500	$ (7,851)